

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 9, 2015

Mr. Richard Wu
Chief Financial Officer
AirMedia Group, Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People's Republic of China

     Re: AirMedia Group, Inc.
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed April 24, 2015
             File No. 1-33765

Dear Mr. Wu:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terry French for

                          Larry Spirgel
                          Assistant Director
                          AD Office 11 – Telecommunications